ATLAS ENERGY RESOURCES, LLC

August 27, 2008

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Atlas Energy Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 6, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 5, 2008 File No. 001-33193

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 5, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	We are continuing to review your responses to our prior comments 1 through 7 and 12 through 14 and may have additional comments.

Response: The Registrant acknowledges your comment.

Item II. Executive Compensation, page 107

2.
With respect to the executive compensation that may be allocated to you, please provide in future filings consistent disclosure to that which Atlas America, Inc. provides in response to the comment letter it received from the staff on June 2, 2008, including any follow-up comments.

Response: With respect to executive compensation that may be allocated to the Registrant, the Registrant will provide in future filings disclosure consistent with that which Atlas America, Inc. provided in response to comment letters it received from the SEC staff.

Mr. H. Roger Schwall

3.
We note your response to our prior comment 16. Please advise why you have proposed to disclose in your annual report compensation to be paid to Mr. Cohen (such as compensation related to your supplemental retirement plan, accelerated vesting of stock awards and option awards, and a tax gross-up) that, based on your disclosure, would not be allocated to you. In addition, please disclose how Atlas America would determine the amount of the lump sum severance payment and benefits to allocate to you in the event of Mr. Cohen’s termination.

Response: The Registrant proposes to modify its disclosure regarding Mr. Cohen’s employment contract in future filings to summarize only those elements of Mr. Cohen’s compensation that are allocated in part to it, substantially as follows. Please note that accelerated vesting of Mr. Cohen’s stock awards granted by the Registrant would be subject to the acceleration provisions of the contract (in addition to accelerated vesting of any Atlas America stock awards) and that the Registrant anticipates that a portion of any tax gross-up would be allocated to it based total amounts allocated to it.

Employment Agreements

Edward E. Cohen

In May 2004, Atlas America entered into an employment agreement with Edward E. Cohen, who currently serves as our Chairman, Chief Executive Officer and President. As discussed above under “Compensation Discussion and Analysis,” Atlas America allocates a portion of Mr. Cohen’s compensation cost based on an estimate of the time spent by Mr. Cohen on our activities. Atlas America adds 14% to the compensation amount allocated to us to cover the costs of health insurance and similar benefits. The following discussion of Mr. Cohen’s employment agreement summarizes those elements of Mr. Cohen’s compensation that are allocated in part to us.

Mr. Cohen’s employment agreement requires him to devote such time to Atlas America as is reasonably necessary to the fulfillment of his duties, although it permits him to invest and participate in outside business endeavors. The agreement provided for initial base compensation of $350,000 per year, which may be increased by the Atlas America Compensation Committee based upon its evaluation of Mr. Cohen’s performance. Mr. Cohen is eligible to receive incentive bonuses and stock option grants and to participate in all employee benefit plans in effect during his period of employment. The agreement has a term of three years and, until notice to the contrary, the term is automatically extended so that on any day on which the agreement is in effect it has a then-current three-year term. Mr. Cohen’s employment agreement was entered into in 2004, around the time that Atlas America was preparing to launch its initial public offering in connection with its spin-off from Resource America, Inc. At that time, it was important to establish a long-term commitment to and from Mr. Cohen as the Chief Executive Officer and President of Atlas America. The rolling three-year term was determined to be an appropriate amount of time to reflect that commitment and was deemed a term that was commensurate with Mr. Cohen’s position. The multiples of the compensation components upon termination or a change of control, discussed below, were generally aligned with competitive market practice for similar executives at the time that the agreement was negotiated.

Mr. H. Roger Schwall

The agreement provides the following regarding termination and termination benefits:

•
Upon termination of employment due to death, Mr. Cohen’s estate will receive (a) a lump sum payment in an amount equal to his final base salary multiplied by the number of years (or portion thereof) that he shall have worked for Atlas America (but not to be greater than 3 years’ base salary or less than one year’s base salary) and (b) automatic vesting of all stock and option awards.

•
Atlas America may terminate Mr. Cohen’s employment if he is disabled for 180 consecutive days during any 12-month period. If his employment is terminated due to disability, he will receive (a) his base salary for 3 years, (b) continuation of term life and health insurance then in effect for 3 years, or an amount equal to Mr. Cohen’s after tax cost of continuing such coverage in case Atlas America cannot continue coverage, (c) automatic vesting of all stock and option awards and (d) after such 3 year period, any amounts payable under Atlas America’s long-term disability plan.

•
Atlas America may terminate Mr. Cohen’s employment without cause upon 30 days’ written notice or upon a change of control after providing at least 30 days’ written notice. He may terminate his employment for good reason or upon a change of control. Good reason is defined as a reduction in his base pay, a demotion, a material reduction in his duties, relocation, his failure to be elected to Atlas America’s Board of Directors or Atlas America’s material breach of the agreement. If employment is terminated by Atlas America without cause, by Mr. Cohen for good reason or by either party in connection with a change of control, he will be entitled to either (a) if Mr. Cohen does not sign a release, severance benefits under Atlas America’s then current severance policy, if any, or (b) if Mr. Cohen signs a release, (i) a lump sum payment in an amount equal to 3 years of his average compensation (which the agreement defines as the average of the 3 highest years of total compensation that he shall have earned under the agreement, or if the agreement is less than three years old, the highest total compensation in any year), (ii) continuation of term life and health insurance then in effect for 3 years, or an, amount equal to Mr. Cohen’s after tax cost of continuing such coverage in case coverage by Atlas America cannot be continued and (iii) automatic vesting of all stock and option awards.

•
Mr. Cohen may terminate the agreement without cause with 60 days notice to Atlas America, and if he signs a release, he will receive (a) a lump sum payment equal to one-half of one year’s base salary then in effect and (b) automatic vesting of all stock and option awards.

•
Atlas America may terminate his employment for cause (defined as a felony conviction or conviction of a crime involving fraud, embezzlement or moral turpitude, intentional and continual failure to perform his material duties after notice, or violation of confidentiality obligations), in which case he will receive only accrued amounts then owed to him.

Change of control is defined as:

•
the acquisition of beneficial ownership, as defined in the Securities Exchange Act of 1933, of 25% or more of Atlas America’s voting securities or all or substantially all of Atlas America’s assets by a single person or entity or group of affiliated persons or entities, other than an entity affiliated with Mr. Cohen or any member of his immediate family;

•
Atlas America consummates a merger, consolidation, combination, share exchange, division or other reorganization or transaction with an unaffiliated entity in which either (a) Atlas America’s directors immediately before the transaction constitute less than a majority of the board of the surviving entity, unless ½ of the surviving entity’s board were Atlas America’s directors immediately before the transaction and Atlas America’s chief executive officer immediately before the transaction continues as the chief executive officer of the surviving entity; or (b) Atlas America’s voting securities immediately prior to the transaction represent less than 60% of the combined voting power immediately after the transaction of Atlas America, the surviving entity or, in the case of a division, each entity resulting from the division;

Mr. H. Roger Schwall

•
during any period of 24 consecutive months, individuals who were Atlas America Board members at the beginning of the period cease for any reason to constitute a majority of the Atlas America Board, unless the election or nomination for election by Atlas America’s stockholders of each new director was approved by a vote of at least 2/3 of the directors then still in office who were directors at the beginning of the period; or

•
Atlas America’s stockholders approve a plan of complete liquidation of winding up of Atlas America, or agreement of sale of all or substantially all of Atlas America’s assets or all or substantially all of the assets of Atlas America’s primary subsidiaries to an unaffiliated entity.

In the event that any amounts payable to Mr. Cohen upon termination become subject to any excise tax imposed under Section 4999 of the Code, Atlas America must pay Mr. Cohen an additional sum such that the net amounts retained by Mr. Cohen, after payment of excise, income and withholding taxes, equals the termination amounts payable, unless Mr. Cohen’s employment terminates because of his death or disability.

We anticipate that lump sum termination amounts paid to Mr. Cohen would be allocated to us consistent with past practice and, with respect to payments based on 3 years’ of compensation, would be allocated to us based on the average amount of time Mr. Cohen devoted to our activities during the prior 3 year period. The following table provides an estimate of the value of the benefits to Mr. Cohen if a termination event had occurred as of December 31, 2007. Amounts shown in the “Lump sum severance payment” and “Benefits” columns represent amounts that would have been allocated to us based on the allocation rate for fiscal 2007 rather than, as appropriate, the 3 years ending December 31, 2007 because we began operations on December 18, 2006.

Reason for termination	Lump sum severance payment	Benefits(1)	Accelerated vesting of stock awards and option awards(2)	Tax gross- up(3)
Death	$1,080,000	$—	$10,233,000	$—
Disability	1,080,000	15,974	10,233,000	—
Termination by Atlas America without cause(4)	3,880,000	15,974	10,233,000	—
Termination by Mr. Cohen for good reason(4)	3,880,000	15,974	10,233,000	—
Change of control(4)	3,880,000	15,974	10,233,000	427,421
Termination by Mr. Cohen without cause	180,000	—	10,233,000	—

____________

(1)	Based on rates currently in effect for COBRA insurance benefits for 36 months.

Mr. H. Roger Schwall

(2)
Represents the value of unvested and accelerated our option awards and stock awards disclosed in the “Outstanding Equity Awards at Fiscal Year-End Table” in our Annual Report on Form 10-K. The payments relating to option awards are calculated by multiplying the number of accelerated options by the difference between the exercise price and the closing price of our common units on December 31, 2007. The payments relating to stock awards are calculated by multiplying the number of accelerated units by the closing price of our common units on December 31, 2007.

(3)
Calculated after deduction of any excise tax imposed under section 4999 of the Code, and any federal, state and local income tax, FICA and Medicare withholding taxes, taking into account the 20% excess parachute payment rate and a 42.65% combined effective tax rate.

(4)	These amounts are contingent upon Mr. Cohen executing a release. If Mr. Cohen does not execute a release he would receive severance benefits under Atlas America’s current severance plan.
:
4.
Please advise why your proposed disclosure indicates that your employment agreement with Mr. Cohen requires him to devote such time to you as is reasonably necessary to the fulfillment of his duties. Section 1.3 of such agreement appears to refer solely to his obligations to Atlas America, Inc.

Response: The Registrant will revise the disclosure in future filings set forth in response to Comment #3 above to reflect that the employment agreement between Atlas America and Mr. E. Cohen requires him to devote such time to Atlas America as reasonably necessary to the fulfillment of his duties.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 120

5.
We note your response to our prior comment 20. Please indicate whether the board or one of its committees is also required to approve all related person transactions, rather than merely reviewing them. Also indicate how your policy and compliance with your policy is evidenced. See Item 404(b) of Regulation S-K.

Response: In future filings, the Registrant will indicate whether the board or one of its committees is also required to approve all related person transactions, as opposed to simply reviewing them. The Registrant will also indicate how its policy and compliance with its policy is evidenced. The disclosure will be similar to the following:

We do not have a separate written policy with respect to transactions with related persons that are required to be disclosed in proxy statements pursuant to SEC regulations. However, consistent with our initial public offering prospectus and our code of business conduct and ethics, our ordinary business practice is to have our board of directors or the conflicts committee, which is comprised solely of independent directors, approve all related party transactions. In approving any related person transaction, the board or committee must determine that the transaction is fair and reasonable to us. All persons performing services for us or our manager are required by our code of business conduct and ethics to report a potential conflict of interest, initially to their immediate supervisor.

Mr. H. Roger Schwall

Financial Statements

Note 1 - Description of Business and Basis of Presentation, page 72

6.
In your response to our prior comment 8 you state that you are not required to fully consolidate the limited partnerships because the limited partners have substantive kick-out rights, and there are no barriers in the limited partnership agreements to prevent the limited partners from exercising these rights. The guidance of EITF 04-5 requires you to consider not only barriers that may be explicitly found in the limited partnership agreements but also barriers that may exist in the external environment in which the limited partnerships operate; examples of some of the barriers you should consider when determining whether the presumption of control is overcome are set forth in paragraph 7(b) of EITF 04-5. Please tell us how you have overcome each of these barriers in reaching your conclusion that substantive kick-out rights exist and that application of the proportionate consolidation method is appropriate.

Response: The following response addresses EITF 04-05 in relation to barriers to the limited partner kick-out rights. In this regard, ATN has set forth the statement from EITF 04-05 and its response. The Registrant is referred to as the Managing General Partner of the limited partnerships below.

EITF 04-05 paragraph 7(b) barriers include, but are not limited to:

(1)	Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise.

Response: There are no barriers of this kind in any partnership agreement in which the Registrant is the Managing General Partner. Under Section 4.04(a)(3)(a) of a partnership agreement, the limited partner kick-out rights may be exercised at any time upon 60 days’ advance notice as set forth in (4) below.

(2)
Financial penalties or operational barriers associated with dissolving (liquidating) a limited partnership or replacing the general partners that would act as a significant disincentive for dissolution (liquidation) or removal.

Response: There are no financial penalties or operational barriers involved with dissolution or liquidation of a partnership or the removal of the Managing General Partner that would act as a significant disincentive for taking those actions. Under a partnership agreement, the partnership may be dissolved and liquidated if there is a “Final Terminating Event,” which Section 2.01.21 defines as the following:

“21.	“Final Terminating Event” means any one of the following:

(i)	the expiration of the Partnership’s fixed term;

(ii)	notice to the Participants by the Managing General Partner of its election to terminate the Partnership’s affairs;

Mr. H. Roger Schwall

(iii)	notice by the Participants to the Managing General Partner of their similar election through the affirmative vote of Participants whose Units equal a majority of the total Units; or

(iv)	the termination of the Partnership under §708(b)(1)(A) of the Code or the Partnership ceases to be a going concern.”

Also, Section 7.02 of a partnership agreement provides an explicit, reliable mechanism for dissolving and terminating a partnership as follows:

“7.02. Dissolution and Winding Up.

7.02(a). Final Terminating Event. On the occurrence of a Final Terminating Event the affairs of a Partnership shall be wound up and there shall be distributed to each of the parties its Distribution Interest in the remaining Partnership assets.

7.02(b). Time of Liquidating Distribution. To the extent practicable and in accordance with sound business practices in the judgment of the Managing General Partner, liquidating distributions shall be made by:

(i)	the end of the taxable year in which liquidation occurs, determined without regard to §706(c)(2)(A) of the Code; or

(ii)	if later, within 90 days after the date of the liquidation.

Notwithstanding, the following amounts are not required to be distributed within the foregoing time periods so long as the withheld amounts are distributed as soon as practical:

(i)	amounts withheld for reserves reasonably required for liabilities of the Partnership; and

(ii)	installment obligations owed to the Partnership.”

In this regard, “Distribution Interest” is defined in Section 2.01.17 as follows:

“17.
Distribution Interest” means an undivided interest in the Partnership’s assets after payments to the Partnership’s creditors or the creation of a reasonable reserve therefore, in the ratio the positive balance of a party’s Capital Account bears to the aggregate positive balance of the Capital Accounts of all of the parties determined after taking into account all Capital Account adjustments for the taxable year during which liquidation occurs (other than those made pursuant to liquidating distributions or restoration of deficit Capital Account balances). Provided, however, after the Capital Accounts of all of the parties have been reduced to zero, the interest in the remaining Partnership assets shall equal a party’s interest in the related Partnership revenues as set forth in §5.01 and its subsections.”

Mr. H. Roger Schwall

The provisions of a partnership agreement dealing with the removal of the Managing General Partner are discussed in (4) below.

(3)	The absence of an adequate number of qualified replacement general partners or the lack of adequate compensation to attract a qualified replacement.

Response: There are numerous operators which could become the replacement Managing General Partner in the Appalachian Basin where a particular partnership’s wells are located. For example, the Pennsylvania Bureau of Oil and Gas Management estimates that in 2007 there were 836 well operators bonded in Pennsylvania. In addition, a partnership agreement calls for an operating fee to be charged to the partnership for the operation of the wells at market rates. A partnership agreement also provides for a fee for the operation of the partnership. Further, the partnership agreement provides an explicit, reasonable mechanism in the limited partnership agreement to remove the operator as follows:

“4.04(a)(4). Removal of Operator. The Operator may be removed and a new Operator may be substituted at any time on 60 days advance written notice to the outgoing Operator by the Managing General Partner acting on behalf of the Partnership on the affirmative vote of Participants whose Units equal a majority of the total Units.

The Operator shall not be removed until a substituted Operator has been selected by an affirmative vote of Participants whose Units equal a majority of the total Units and installed as such.”

Although the removal of the Managing General Partner and the removal of the operator are separate decisions, both actions can be achieved by a simple majority vote of the limited partners. In addition, under Section 4.03 (c)(2) of a partnership agreement, Units owned by the Managing General Partner or its affiliates are excluded from voting on the removal of the Managing General Partner or the removal of the operator as set forth in (4) below. Thus, the Managing General Partner believes this barrier is overcome.

(4)	The absence of an explicit, reasonable mechanism in a limited partnership agreement or in the applicable laws or regulations.

Response: A partnership agreement provides an explicit, reasonable mechanism in the limited partnership agreement to remove the Managing General Partner as follows:

“4.04(a)(3)(a). Majority Vote Required to Remove the Managing General Partner. The Managing General Partner may be removed at any time on 60 days’ advance written notice to the outgoing Managing General Partner by the affirmative vote of Participants whose Units equal a majority of the total Units…”

Mr. H. Roger Schwall

Further, Section 4.03(c)(2) provides as follows with respect to the pertinent voting rights of the limited partners:

“4.03(c)(2). Special Voting Rights. At the request of Participants whose Units equal 10% or more of the total Units, the Managing General Partner shall call for a vote by Participants. Each Unit is entitled to one vote on all matters, and each fractional Unit is entitled to that fraction of one vote equal to the fractional interest in the Unit. Participants whose Units equal a majority of the total Units may, without the concurrence of the Managing General Partner or its Affiliates, vote to:

…

(ii)	remove the Managing General Partner and elect a new Managing General Partner;

…

(iv)	remove the Operator and elect a new Operator;…”

In this regard, Units owned by the Managing General Partner or its affiliates are excluded from voting on the removal of the Managing General Partner or the removal of the operator by Section 4.03(c)(3) of the partnership agreement:

“4.03(c)(3). Restrictions on Managing General Partner’s Voting Rights. With respect to Units owned by the Managing General Partner or its Affiliates, the Managing General Partner and its Affiliates may vote or consent on all matters other than the following:

(i)	the matters set forth in §4.03(c)(2)(ii) and (iv) above; or

(ii)	any transaction between the Partnership and the Managing General Partner or its Affiliates.

In determining the requisite percentage in interest of Units necessary to approve any Partnership matter on which the Managing General Partner and its Affiliates may not vote or consent, any Units owned by the Managing General Partner and its Affiliates shall not be included.”

Also, a limited partner has the right to obtain a list of the other limited partners upon 10 days written notice. Section 4.03(b)(7) provides in part that:

“4.03(b)(7). Participant Lists. The following provisions apply regarding access to the list of Participants:

(i)
an alphabetical list of the names, addresses, and business telephone numbers of the Participants along with the number of Units held by each of them (the “Participant List”) must be maintained as a part of a Partnership’s books and records and be available for inspection by any Participant or his designated agent at the home office of a Partnership on the Participant’s request;

Mr. H. Roger Schwall

…

(iii)
a copy of the Participant List must be mailed to any Participant requesting the Participant List within 10 days of the written request, printed in alphabetical order on white paper, and in a readily readable type size in no event smaller than 10 point type and a reasonable charge for copy work will be charged by a Partnership;

(iv)
the purposes for which a Participant may request a copy of the Participant List include, without limitation, matters relating to Participant’s voting rights under this Agreement and the exercise of Participant’s rights under the federal proxy laws; and…”

As set forth in §4.03(c)(1)(a), below, limited partners may call a vote to remove the Managing General Partner and may vote in person or by proxy.

“4.03(c)(1)(a). Meetings May Be Called by Managing General Partner or Participants. Meetings of the Participants may be called as follows:

…

(ii)	by Participants whose Units equal 10% or more of the total Units for any matters on which Participants may vote…”

Additionally, the Managing General Partner must provide notice as set forth in Section 4.03(c)(1)(b), which provides in part that:

“4.03(c)(1)(b). Notice Requirement. The Managing General Partner shall deposit in the United States mail within 15 days after the receipt of the request, written notice to all Participants of the meeting and the purpose of the meeting. The meeting shall be held on a date not less than 30 days nor more than 60 days after the date of the mailing of the notice, at a reasonable time and place.”

(5)	The inability of the limited partners holding the rights to obtain the information necessary to exercise them.

Response: The limited partners need only give written notice 60 days’ in advance after an affirmative vote of a majority of the units, so the Managing General Partner believes this barrier is overcome.

In conclusion, based on the above facts and circumstances, the Registrant believes the proportionate consolidation method is appropriate for accounting for its investment in its limited partnerships.

Mr. H. Roger Schwall

7.
In your response to our prior comment 9 you state that you do apply proportionate consolidation to interests in limited partnerships that exceed 50%, although you believe these partnerships are immaterial to your financial statements. Please provide the quantitative and qualitative analysis that you performed and which you believe supports your view of immateriality. Please submit a schedule showing how each of the line items of your financial statements would differ had you fully consolidated rather than proportionately consolidated your interests in these limited partnerships.

Response: A spreadsheet is enclosed with this letter showing the Registrant’s share of (decimal in) each limited partnership for which it or its subsidiaries are the Managing General Partner.

Additionally, included on the enclosed spreadsheet as a quantitative measure is the amount of partnership revenues and net income for calendar 2007 for these Partnerships. These amounts are clearly de minimus to the Registrant based on its net income of $117,504,000 for the year ended December 31, 2007, and its members’ equity of $836,115,000 at December 31, 2007. Based on this analysis, the Registrant has not provided a schedule showing how each of its line items of its financial statements would differ had the partnerships been fully consolidated.

In conclusion, based on the above facts and circumstances, the Registrant believes the proportionate consolidation method is appropriate for accounting for its limited partnerships since the decision to not fully consolidate  partnerships with a greater than 50% ownership interest does not result in a material change in its reported financial results.

Note 2 - Summary of Significant Accounting Policies, page 73

Impairment of Long-Lived Assets, page 76

8.
We have read your response to our prior comment 10 in which you explain that the impairment charges reflected on the financial statements of certain limited partnerships in which you hold an equity interest are not reflected in your consolidated financial statements under your application of the proportionate consolidation method because you deplete the costs of these investments based on your reserves, rather than your share of the reserves reported by the limited partnerships.

Generally, we find that accounting for an investment under the proportionate consolidation method would require that you present your proportionate share of each major revenue and expense caption reported by the investee. And while we understand that you may periodically review your investments for other-than-temporary impairment, we do not see how this analysis would result in derecognizing your share of an impairment charge recorded by the individual partnerships.

Mr. H. Roger Schwall

Please provide further details showing why you believe not reporting your share of the impairment charges reported on the limited partnerships’ income statements is consistent with the guidance in paragraph 2 of EITF 00-1. Please also submit a schedule showing all differences that arise in your application of proportionate consolidation and the results that you would otherwise report under the equity method of accounting, including those impacting DD&A, proved reserves and the other disclosures required under SFAS 69.

Response: The Registrant has applied the guidance in paragraph 2 of EITF 00-1 to its partnership’s investments in oil and gas properties whereby it records its proportionate share of the respective partnership revenues and expenses in each major revenue and expense caption of its income statement. However, the Registrant does not believe it is appropriate to report its proportionate share of partnership DD&A or impairment charges. In lieu of providing a schedule showing differences that arise in the application of a proportionate consolidation method for depletion, impairment and SFAS 69 disclosures, the Registrant has set forth a detailed explanation of the factors, assumptions and accounting application used to compute its consolidated DD&A calculation and evaluation for impairment of its oil and gas properties.

ATN applies SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, or SFAS No. 144 in evaluating its oil and gas properties for impairment. SFAS No. 144, par 17 states: Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about is use of the asset (asset group) and shall consider all available evidence.

Impairment testing at the individual partnership level is supported by cashflows which are derived from the partnership reserve report. Similarly, ATN utilizes its own separate reserve report, which includes its investment in limited partnerships in which its distinct consolidated cash flows are used to evaluate its oil and gas properties for impairment. There are significant differences in assumptions used to prepare the ATN reserve report and the partnership reserve report.

The variance in assumptions used by the partnerships and ATN in evaluating its oil and gas properties for impairment are listed below.

(a)
ATN has other oil and gas investments such as working interests, overriding royalties, and proved undeveloped reserves. The partnerships only have proved developed reserves. The additional interest types included in ATN’s reserve report decreases the likelihood that ATN’s proportionate share of partnership wells are impaired because they are grouped with ATN’s other interests in oil and gas properties that share common sales terms and common facilities. This increases the economic reserve life of ATN’s partnership interests and therefore its cash flows.

(b)
ATN has lower well operating expenses than the partnerships. ATN charges the partnership’s operating fees, insurance, and administrative fees. These expenses are charged in accordance with its operating agreement to the partnership for pumping and maintenance of the wells and distributing the partnership’s revenue to its partners. ATN’s operating expenses are lower due to the profit margin included in the operating expenses at the partnership level. These lower operating fees extend the economic reserve life and increase ATN’s cash flows for its proportionate share of a partnership well, and therefore decreases the likelihood that ATN’s proportionate share of a partnership well is impaired.

(c)
ATN has lower capital costs than the partnerships. The limited partners pay 100% of intangible drilling costs and approximately 30% of the tangible well equipment. The remaining 70% of tangible well equipment is paid by ATN. The partnership’s intangible and tangible well-equipment capital costs are marked up 15% by ATN and then charged to it. The cost of tangible well equipment paid by ATN is shown on ATN’s financial statements at cost since the markup to the partnership for ATN’s share of these tangible costs and profit recognized is eliminated. Therefore capital costs recognized by ATN are lower than those of the partnerships.

(d)
Per the partnership agreement, ATN receives an additional 7% carried interest in the oil and gas production and reserves of each partnership. For example this means ATN may pay 27% of the capital costs to develop the wells and receive 34% of the partnership revenues. By receiving an additional 7% of partnership revenues, ATN’s reserves related to the partnership wells increase without any additional cost of capital.

Mr. H. Roger Schwall

ATN computes it’s DD&A and its reserve study is prepared on a field by field basis combining all its oil and gas interests (partnership, non-partnership working interests, and proved undeveloped properties) into specific fields. In addition to lower capital contribution costs, a major difference in ATN’s calculation of depletion compared to the partnership’s calculation is the salvage value included in ATN’s oil and gas capitalized costs. ATN’s capital contribution pays for approximately 70% of the cost of the tangible well equipment capitalized for each partnership. According to the partnership agreement’s sharing arrangement, salvage value and cash proceeds upon disposal of tangible well equipment are split in the same ratio as the capital costs were paid. Therefore, salvage value of the tangible well equipment disproportionately increases ATN’s oil and gas capital basis used in its calculation of DD&A and evaluation for impairment purposes.

The Registrant calculates its depletion of oil and gas properties in accordance with SFAS 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, or SFAS No. 19. SFAS No. 19, paragraph 30, Amortization (Depletion) of Acquisition Costs of Proved Properties states: Capitalized acquisition costs of proved properties shall be amortized (depleted) by the unit-of-production method so that each unit produced is assigned a pro rata portion of the unamortized acquisition costs. Under the unit-of-production method, amortization (depletion) may be computed either on a property-by-property basis or on the basis of some reasonable aggregation of properties with a common geological structural feature or stratigraphic condition, such as a reservoir or field. When an enterprise has a relatively large number of royalty interests whose acquisition costs are not individually significant, they may be aggregated, for the purpose of computing amortization, without regard to commonality of geological structural features or stratigraphic conditions; if information is not available to estimate reserve quantities applicable to royalty interests owned, a method other than the unit-of-production method may be used to amortize their acquisition costs. The unit cost shall be computed on the basis of the total estimated units of proved oil and gas reserves. Unit-of-production amortization rates shall be revised whenever there is an indication of the need for revision but at least once a year; those revisions shall be accounted for prospectively as changes in accounting estimates.

SFAS No. 144, par 10 requires assets to be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. ATN groups its oil and gas properties for impairment testing on the same basis of grouping its costs for DD&A calculations which is on a field by field basis without regard to the types of individual interests owned such as partnerships, working interest, proved undeveloped acreage or royalty. Cash flows for a group of wells in a field is appropriate in these circumstances due to sales arrangements and the existence of field office or district locations. For example, a purchaser arranges that all sales from intermingled production of several wells be allocated based on each wells’s adjusted production volumes. Thus, the terms and arrangements to sell a well’s production are dependent upon the quantity and quality of the production of all wells dedicated to the sales contract. Also, wells within a given field generally share common production facilities. This indicates that a given well or lease are not independent since costs of a common facility are directly related to the operations of all wells which share the facility. Since ATN categorizes all its different types of oil and gas interests into specific fields, the ultimate mix or concentration of oil and gas property capital costs in any specific field could be dramatically different than a particular partnership’s oil and gas property capital costs in the same field.

Mr. H. Roger Schwall

Furthermore, Financial Reporting Release Sec. 406.01c.v., Consolidated Financial Statements, ASR 258, specifies that “The rules specify that a registrant must apply its accounting method to the operations of its subsidiaries. Rule 4-10(c)(3)(v) of S-X requires that amortization rates be determined on a consolidated basis even though this may result in a consolidated amortization provision that is not equal to the sum of the expenses for the individual members of the consolidated group. This same concept applies to the determination of the limitation on capitalized costs within cost centers.” Additionally, Rule 4-10(c)(3)(v) specifies that amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidation basis. Investees accounted for on the equity method shall be treated separately. Although ATN accounts for its oil and gas properties under the successful efforts method and both Financial Reporting Release Sec. 406.01c.v. and Rule 4-10(c)(3)(v) pertain to the full cost method of accounting, the analogy exists that this would be applicable to ATN in computing DD & A and evaluating impairment on its oil and gas properties by grouping its interests into specific fields on a consolidated basis.

Based on the above information, the Registrant has concluded that it has correctly evaluated its oil and gas properties for impairment and that it is not appropriate to report its proportionate share of each individual partnership’s impairment loss.

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas Energy Resources, LLC

By:

Name:

Title:	Chief Accounting Officer

Summary of Limited Partnerships with greater than 50% ownership
				Partnership Net Income	Partnership Revenue	Partnership Total Assets	Unconsolidated Net Income	Unconsolidated Revenue	Unconsolidated Assets
Partnership Name	General Partner	Total Atlas Energy Percentage	LP share (unconsolidated)	Fiscal 2007	Fiscal 2007	2007 return	YTD 2007	YTD 2007	12/31/2007
1995 Viking Resources Partnership	Viking Resources LLC	50.8%	49.2%	$422,628	$747,181	$820,059	$208,003	$367,737	$403,606
Atwood Yield Plus IV	Resource Energy LLC	54.4%	45.6%	65,290	105,684	411,376	29,786	48,214	187,675
1993 Viking Resources Partnership	Viking Resources LLC	54.8%	45.2%	162,166	241,073	97,239	73,237	108,873	43,915
Viking 1992-2 Accredited Only Project	Viking Resources LLC	54.8%	45.2%	45,613	65,181	49,510	20,595	29,430	22,355
1992 Viking Resources Limited Partnership	Viking Resources LLC	55.9%	44.1%	62,687	98,198	55,801	27,672	43,347	24,632
Atwood Yield Plus III	Resource Energy LLC	56.6%	43.4%	84,847	161,964	327,409	36,793	70,233	141,976
East-Ohio Gas Drilling	Resource Energy LLC	60.8%	39.2%	11,042	17,192	62,897	4,331	6,744	24,672
TWC Yield Plus	Resource Energy LLC	60.9%	39.1%	80,210	129,288	87,963	31,369	50,563	34,402
Brighton/Levengood	Resource Energy LLC	61.4%	38.6%	48,756	72,691	144,957	18,806	28,038	55,912
Viking 1989 Canton	Viking Resources LLC	63.5%	36.5%	10,320	21,439	5,249	3,767	7,825	1,916
Atwood Yield Plus II	Resource Energy LLC	65.4%	34.7%	11,395	18,759	65,948	3,948	6,500	22,851
Langasco OH Drlg Prog '86-1	Resource Energy LLC	67.8%	32.2%	42,888	71,795	238,133	13,799	23,100	76,619
Atwood Yield Plus V	Resource Energy LLC	67.8%	32.2%	84,194	122,088	237,169	27,072	39,256	76,259
CMSV/RAI '90 GDDP	Resource Energy LLC	67.9%	32.1%	59,336	146,716	131,713	19,055	47,116	42,298
Atwood Yield I	Resource Energy LLC	72.8%	27.2%	217,131	353,053	578,257	58,958	95,866	157,016
TD Energy 83	Resource Energy LLC	72.9%	27.1%	23,343	41,119	19,076	6,321	11,135	5,166
Royal Associates	Resource Energy LLC	77.6%	22.4%	9,754	20,214	348,181	2,185	4,529	78,007
Wooster Associates	Resource Energy LLC	80.2%	19.8%	19,985	30,947	101,475	3,954	6,122	20,074
Triangle Energy Assoc '84	Resource Energy LLC	81.6%	18.4%	36,959	65,858	29,842	6,817	12,147	5,504
Dalton Associates	Resource Energy LLC	81.8%	18.2%	55,654	69,644	121,790	10,146	12,697	22,203
Triangle Energy Assoc '85	Resource Energy LLC	84.2%	15.8%	35,183	68,893	41,820	5,541	10,851	6,587
Lang OH Drlg Ptrns '85	Resource Energy LLC	84.5%	15.5%	77,273	106,081	239,002	11,953	16,409	36,971
Viking Resources 1991-1 Accredited Only Project	Viking Resources LLC	85.0%	15.0%	102,720	126,086	86,082	15,399	18,901	12,904
TD/Triangle Energy 86	Resource Energy LLC	85.8%	14.2%	18,910	28,602	28,376	2,695	4,076	4,043
CMSV/RAI '89 GDDP	Resource Energy LLC	87.8%	12.2%	150,189	250,648	107,295	18,264	30,481	13,048
LRIP 1986	Resource Energy LLC	92.5%	7.5%	44,707	54,239	86,706	3,364	4,081	6,524
AEPL 1999	Atlas Resources LLC	56.2%	43.8%	32,414	59,152	-	14,181	25,879	-

				$2,015,594	$3,293,785	$4,523,325	$678,012	$1,130,152	$1,527,134
Atlas Energy Resources, LLC
Financial information
Net income							$117,504,000
Total revenues								$577,897,000
Total assets									$1,891,234,000
Unconsolidated percent of above numbers							0.6%	0.2%	0.1%